                                 ALSTON&BIRD LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

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PETER C. NOVEMBER          DIRECT DIAL: 404-881-7872          E-MAIL: PNOVEMBER@ALSTON.COM
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                               February 17, 2005


Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

         Re:      LHC Group, Inc.
                  Registration Statement on Form S-1
                  Filed November 24, 2004, as amended
                  File Number 333-120792

Dear Mr. Riedler:

         On February 14, 2005 our client, LHC Group, Inc. (the "Company"), filed, via EDGAR, Amendment No. 2 to the above-referenced Registration Statement on Form S-1 ("Amendment No. 2"). In connection with the filing of Amendment No. 2, the Company filed with the Staff a response letter, dated February 14, 2005 (the "Response Letter"), that was responsive to the Staff's comment letter dated January 27, 2005.

         As referenced in the Response Letter, the Company agreed to provide the Staff the supplemental information requested by the Staff in subsections (c) and
(d) of question 18 included in the Staff's January 27, 2005 letter. Set forth below in this letter is the supplemental information requested by the Staff.

         Unless the context requires otherwise, references to we, our, us, LHC or the Company in this letter refer to LHC Group, Inc.




     Bank of America Plaza               90 Park Avenue       3201 Beechleaf Court, Suite 600     601 Pennsylvania Avenue, N.W.
101 South Tryon Street, Suite 4000     New York, NY 10016         Raleigh, NC 27604-1062            North Building, 10th Floor
    Charlotte, NC 28280-4000              212-210-9400                919-862-2200                   Washington, DC 20004-2601
         704-444-1000                   Fax: 212-210-9444           Fax: 919-862-2260                      202-756-3300
      Fax: 704-444-1111                                                                                 Fax: 202-756-3333
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Mr. Jeffrey Riedler
February 17, 2005
Page 2

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
Principles of Consolidation, pages F-8

COMMENT

   18. We note your revised disclosure to our comment 73. We feel that this disclosure could be better improved by elaborating on the specific components of the authoritative literature that correlates with your accounting treatment. With respect to each of the following items, please provide us a sufficiently detailed explanation to us that references the applicable literature and revise your consolidation policy so that your basis for consolidating the partnership investments is wholly transparent to investors.

         a. Explain your basis under GAAP for consolidating these entities.

         b. Tell us what your ownership interest is in each of the entity/agreement that is being consolidated.

         c. Identify the minority partners and describe in detail their rights. Tell us if the minority partners have substantive rights under the agreements or under law that may preclude consolidation of these entities.

         d. Specifically address the partnerships where the equity partner has a majority of the management committee votes as described on page 53.

RESPONSE

         a.       We provided a response to this subsection in the Response
                  Letter.

         b.       We provided a response to this subsection in the Response
                  Letter.

         c. Each of our 21 joint venture arrangements involve the split of ownership between us and a minority partner. The equity interest of our minority partners in each of these ventures ranges from 5% to 49%. The overwhelming majority of these minority partners in our joint ventures are hospitals, with the exception of a few being individual physicians, physician groups or other related healthcare provider organizations. Typically, our joint venture arrangements are structured as limited liability companies, or LLCs, and each member is a party to an operating agreement which governs the day-to-day management and operations of the LLC. Under these operating agreements, the management of the joint venture is governed by a management committee, which is comparable to a board of directors for the joint venture. Typically, we serve as the manager for each of these LLCs, possess a majority of the votes allocated to the management committee (our share ranging generally from 51 to 67 votes out of an aggregate of 100 votes allocated to the management committee) and matters are decided by a majority vote of the members. However, there are several instances in which actions


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Mr. Jeffrey Riedler
February 17, 2005
Page 3

require the approval of a super-majority of the management committee, either by requiring unanimous approval or some percentage in excess of those votes
(typically 75%) which we alone possess. Decisions requiring approval by a super-majority of the management committee include:

    - Dissolution, liquidation or wind-up of the business of the joint venture;

    - Sale, exchange, lease, mortgage, pledge, encumbrance, or grant of a security interest in, or otherwise transfer of the assets, other than inventory in the ordinary course of business, and other than granting and perfecting a security interest in the joint venture's accounts;

    - Merger or consolidation of the joint venture with or into any other entity;

    - The incurrence of indebtedness in excess of a particular dollar threshold (typically anywhere from $10,000 to $25,000) in any one transaction, or in excess of $100,000 in the aggregate;

    - The alienation, lease or encumbrance of any immovable property belonging to the joint venture;

    -        Confession to judgment against the joint venture;

    -        Admission of new members to the joint venture;

    -        Filing of voluntary bankruptcy proceedings;

    - Amendment of the Articles or the Operating Agreement of the joint venture; or

    -        Making distributions to a member or members of the joint venture.

         With respect to all other matters not presented to the management committee, but rather decided by the total membership of the joint venture, we possess a majority of the votes, as determined in accordance with our ownership percentage.

         d. In three of our joint ventures, where we have partnered with not-for-profit hospitals, our minority partner controls a majority of the total votes available to be cast by the members of the management committee. In the first of these instances, except for actions requiring the unanimous or a supermajority consent or approval of the members, a 60% majority of the votes is required in order to decide any matter brought before the members. As a result, although our minority partner possesses a majority of the votes, its holdings alone are not enough to effect operational changes with regard to the joint venture; the only exception to the aforementioned rule being that any matter affecting the tax exempt status of the not-for-profit hospital shall require only a simple majority

         In the remaining two ventures in which we do not possess a majority of the management committee, we have been appointed manager under the terms of the operating agreement and therefore have the power (without the need for a vote of the management committee) to effect virtually all actions effecting the day-to-day management and operation of the joint venture, with the exception of those mentioned in comment 18(c) above. With respect to all other matters not presented to the management committee, but rather decided by the total membership of the joint venture, we possess a majority of the votes, as determined in accordance with our ownership percentage. In all


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Mr. Jeffrey Riedler
February 17, 2005
Page 4

three of these joint ventures we own more than 50% of the outstanding equity interests. Accordingly, we are at risk for more than 50% of the losses and receive more than 50% of the profits from each of these three joint ventures.

         If you have questions or comments about the matters discussed herein, please call the undersigned at (404) 881-7872 or Steve Pottle at (404) 881-7554.


                                    Sincerely,

                                    /s/ Peter C. November

                                    Peter C. November


cc:      Zafar Hasan
         Tabatha Akins
         James Atkinson
         Keith G. Myers
         R. Barr Brown
         Steven L. Pottle
         Nilene R. Evans